Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

Laurie L. Green
(954) 468-7808
laurie.green@hklaw.com

December 9, 2014

Todd K. Schiffman
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

> Re: Our MicroLending, LLC
>   Registration Statement on Form 1-A
>   Filed November 10, 2014
>   File No. 024-10414

Dear Mr. Schiffman:

On behalf of OUR MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated November 21, 2014, regarding Amendment No. 1 to the Offering Statement on Form 1-A (the "Offering Statement"), filed with the Commission on November 10, 2014. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

In addition, we have simultaneously filed seven copies of Amendment No. 2 to the Offering Statement with the filing desk. For your review, we have included herewith three courtesy copies of the Offering Statement and three copies marked to show changes from Amendment No. 1 to the Form 1-A.

General

1. **Please update the filing to include the consolidated financial statements for the quarterly period ended September 30, 2014.**

   Pursuant to paragraph (1) of Part F/S of the Form 1-A, the Company respectfully requests that the Commission permit the financial statements to be as of a date that is six months prior to the filing of the Offering Statement, or June 30, 2014. Updating the financial statements would cause unreasonable expense and delay.

Failure to File Reports Required Under Rule 257

2. **We acknowledge your response to comment 3 of our letter to you dated September 24, 2014. Your response letter asserts that "the required Forms 2-A have been filed."**

   However, we find do not have any record of any of these Forms being filed and have not seen copies of any such forms. As we previously noted in comment 3 of our letter to you dated September 24, 2014, despite our notice to you in comment 1 of our letter to you dated January 27, 2013 regarding your previously qualified Form 1-A (File No. 024-10226), you have failed to file a Form 2-A every six months after qualification as required by Item 257(a) or a final report as required by Item 257(b). We note you last filed a Form 2-A on April 25, 2013. However, you subsequently filed four amendments to your Form 1-A and continued to sell the securities throughout 2013 and into 2014, as noted above. As we previously requested, please file all required reports as soon as possible and provide us with copies of each such report.

   The Forms 2-A were filed with the Commission on December 9, 2014.

Payment or Rollover at Maturity, page 24

3. **We acknowledge your response to comment 2 of our letter to you dated September 24, 2014. As we noted, the securities will be automatically rolled over into a new security at a new interest rate unless the holder notifies you at least ten business days before the maturity date. You plan to send notification of the maturity and rollover to investors by first-class mail only fifteen days before the maturity date and to attempt to reach investors by telephone. As we noted preciously, we are concerned that it is not clear that an investor will receive adequate time to consider whether to rollover their investment into a new security. In the staffs view, the actual maturity date is unclear since it will automatically renew. As we requested, please provide us with your legal analysis of how the rollovers with such limited notice will comply with the federal securities laws. Disclose what form of notice you will accept from investors.**

   The Company notes that the rollover mechanism for the Certificates is the same in the current Form 1-A as it was when the Company initially started offering Certificates pursuant to the Form 1-A which was initially qualified by the staff of the Commission in December, 2011. The Company believes that notice of the rollovers complies with the federal securities laws for the following reasons. When investors purchase Certificates, through disclosure in the Offering Circular, they are aware of the maturity date of the Certificates and that they will automatically rollover into a new security at a new interest rate unless the investors notify the Company ten business days before the maturity. As disclosed in the Offering Circular, the Company mails to investors by first class mail 15 days before the maturity date notice of the rollover and also contacts them by telephone. In the past, the Company has contacted each investor and advised them of the pending rollover. Investors that did not wish to rollover their Certificates were able to advise the Company that they wished to be paid at the maturity. Disclosure of the form of notice that will be accepted from investors has been added to page 24 of the Offering Statement.

Consolidated Financial Statements

June 30. 2014

Consolidated Balance Sheet, page 1

4. We note your response to our prior comment 38 of our letter dated September 24, 2014 related to property and equipment, net. Please revise to present the cash received on sale of property and equipment of $2,413 as a gain on sale of property and equipment in the cash flows from operating activities section and a proceeds from sale of property and equipment in the cash flows from investing activities section of the consolidated statement of cash flows to be consistent with Note 5 - Property and Equipment.

   The balance sheet has been revised accordingly.

5. We note your response to our prior comment 39 of our letter dated September 24, 2014 related to other assets. Please delete the net change in other assets of $43,417 and revise to present an impairment of $33,253 of other assets and an addition of $4,836 in other assets in the operating activities section of the statement of cash flows to be consistent with Note 6 - Other Assets.

   The balance sheet has been revised accordingly.

December 31, 2013
Consolidated Balance Sheet, page 1

6. We note your response to our prior comment 48 of our letter dated September 24, 2014 related to property and equipment, net. Please revise the consolidated statement of cash flows to reflect the reduction of $22,310 to be consistent with Note 5 -Property and Equipment.

   The statement of cash flows has been revised accordingly.

7. We note your response to our prior comment number 49 of our letter dated September 24, 2014 related to loans payable. Please revise the consolidated statement of cash flows to reflect the principal reduction of $26,000 to be consistent with your Roll Forward of Loans Payable &Accrued Interest Payable that you provided.

   The statement of cash flows has been revised accordingly.

8. We note your response to our prior comment 50 of our letter dated September 24, 2014 related to other assets. Please revise the net change in other current assets to be $21,369 in the consolidated statement of cash flows. With regard to other assets, revise to present an impairment of $47,987 of other assets and an addition of $43,379 in other assets in the operating activities section of the statement of cash flows to be consistent with Note 6 - Other Assets.

   The statement of cash flows has been revised accordingly.

Mr. Todd Schiffman
Our Microlending, LLC
December 9, 2014
Page 4

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

Laurie Green

Laurie Green